Lundin Mining Corporation Suite 2101 885 West Georgia Street Vancouver, BC V6C 3E8 Canada Tel. +1- 604- 681-1337 Fax +1- 604- 681-1339	Lundin Mining AB Hovslagargatan 5 111 48 Stockholm Sweden Tel. +46-8-550 560 00 Fax +46-8-550 560 01 www.lundinmining.com

NEWS RELEASE

LUNDIN MINING AGM RESULTS

Toronto, June 5, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") reports that at the Company’s Annual and Special Meeting held today in Toronto, Canada, shareholders voted in favour of all resolutions tabled at the meeting, namely:

  Fixing the number of directors for the ensuing year at 10

  Election of the following directors:

– Lukas H. Lundin
– Phil Wright
– Colin K. Benner
– Donald Charter
– John H. Craig
– Brian D. Edgar
– David F. Mullen
– Anthony O’Reilly
– Dale C. Peniuk
– William A. Rand

  Appointment of PricewaterhouseCoopers LLP as auditors of the Company

A copy of the presentation given at the Annual and Special Meeting is available on the Company’s website (www.lundinmining.com).

About Lundin Mining
Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia as well as major expansion programs at its Neves-Corvo and Zinkgruvan mines. The Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact Sophia Shane at +1-604-689-7842